Exhibit 5.6

WARNER NORCROSS & JUDD LLP

ATTORNEYS AT LAW

900 FIFTH THIRD CENTER

111 LYON STREET, N.W.

GRAND RAPIDS, MICHIGAN 49503-2487

TELEPHONE 616.752.2000

FAX 616.752.2500

August 11, 2005

Loews Cineplex Entertainment Corporation

711 Fifth Avenue

New York, New York 10022

Re:	$315,000,000 aggregate principal amount of 9% Senior Subordinated Notes due August 1, 2014 of Loews Cineplex Entertainment Corporation issued in exchange for $315,000,000 aggregate principal amount of 9% Senior Subordinated Notes due August 1, 2014 of Loews Cineplex Entertainment Corporation

Ladies and Gentlemen:

We have acted as special counsel in the State of Michigan to Loeks-Star Partners (“Guarantor”), which we are informed is wholly-owned, indirectly, by Loews Cineplex Entertainment Corporation, a Delaware corporation (“Issuer”), in connection with (1) the proposed issuance by the Issuer in an exchange offer (“Exchange Offer”) of $315,000,000 aggregate principal amount of 9% Senior Subordinated Notes due August 1, 2014 (“Exchange Notes”), which we are informed are to be registered under the Securities Act of 1933, as amended (“Securities Act”), in exchange for like principal amount of the Issuer’s outstanding 9% Senior Subordinated Notes due August 1, 2014 (“Initial Notes”), which we are informed have not been, and will not be, so registered and (2) the guarantee of the Exchange Notes by the Guarantor (“Exchange Guarantee”).

We are informed that the Initial Notes have been, and the Exchange Notes will be, issued pursuant to an Indenture dated as of July 30, 2004, among the Issuer, the Guarantor, other guarantor subsidiaries of the Issuer, U.S. Bank National Association, as trustee (“Trustee”), and others (“Indenture”). We are further informed that the terms of the Exchange Guarantee are contained in Article Eleven of the Indenture. Each capitalized term that is defined in the Indenture and not otherwise defined in this opinion letter has the meaning that the Indenture gives it.

In connection with this opinion letter, we have examined and have relied upon the factual statements contained in, the following:

■	A copy of the Indenture that we received by electronic mail on July 29, 2004, from Ropes & Gray.

■	A Partners’ Certificate of Loeks-Star Partners dated July 30, 2004 signed by Loeks Acquisition Corp. (“Acquisition”) and Star Theatres of Michigan, Inc., (“Star”) including the attachments to it, which are Guarantor’s Partnership Agreement and amendments to it and a Consent of Partners of Loeks-Star Partners (“2004 Certificate”).

■	A Partners’ Certificate of Loeks-Star Partners dated July 25, 2005, signed by Acquisition and Star (“2005 Certificate”).

■	A Trustee’s Certificate dated August 11, 2005, signed by the Trustee (“Trustee’s Certificate”).

We have assumed (1) the genuineness of all signatures and of all documents that have been submitted to us as originals, (2) that each copy that has been submitted to us conforms to the original, (3) the legal capacity of each natural person and (4) as to each document to be entered into by the Trustee, the Representatives or any other Person, that each Person, other than the Guarantor, that has executed the document had the power to enter into and perform its obligations under it and that the document has been duly authorized, executed and delivered by, and is binding on and enforceable against, that Person. We also have assumed the continuing accuracy of the 2004 Certificate and the 2005 Certificate.

Based upon the foregoing and subject to the assumptions, qualifications and limitations set forth in this letter, we express the following opinions:

1. The Guarantor is a general partnership that was formed and validly exists under the laws of the State of Michigan.

2. The execution, delivery and performance of the Exchange Guarantee were duly authorized by all requisite partnership action of the Guarantor.

3. The Guarantor has executed and delivered the Indenture.

4. Upon the due issuance of the Exchange Notes in accordance with the terms of the Indenture and the Exchange Offer, the Exchange Notes will be entitled to the benefits of the Exchange Guarantee by the Guarantor, and the Exchange Guarantee will constitute the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

The opinions expressed above are subject to the following assumptions, limitations and qualifications:

A.    Our opinion with respect to enforceability of the Exchange Guarantee is subject to (1) limitations that are imposed by the effect of general principles of equity (regardless of whether enforcement is considered in proceedings at law or in equity) and (2) the effect of generally applicable bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, arrangement, moratorium and other similar laws.

B.    Certain of the rights and remedies provided for in the Exchange Guarantee are not or may not be enforceable under Michigan law. For example, and without limiting the generality of the preceding sentence, the provision in Section 11.13 of the Indenture that the obligations of the Guarantor shall not be affected by the occurrence of any change in laws, rules, regulations or ordinances may not be fully enforceable. In our opinion, however, the unenforceability of those rights and remedies does not render the Exchange Guarantee invalid as a whole, and the Trustee and the Representatives may exercise remedies under it that would normally be available to creditors under Michigan law, subject to the qualifications set forth in this opinion letter.

C.    We do not express any opinion as to (including, without limitation, as to the effect or applicability of) any laws, statutes, rules, or regulations other than the laws, statutes, rules and regulations of the State of Michigan (excluding municipal and other local ordinances, codes and regulations). We note, however, that the Indenture provides that it is to be governed by New York law. We do not express an opinion as to the enforceability of this choice of law provision.

D.    We assume that the Trustee and the Representatives have been properly and effectively appointed to act as agents under the Exchange Guarantee.

E.    We do not express any opinion as to (including, without limitation, as to the effect or applicability of) any state or federal laws, statutes, rules, or regulations relating to the issuance or registration of the Initial Notes, the Additional Notes or the Exchange Notes.

Our opinions are matters of professional judgment and are not a guaranty of results. This opinion letter is limited to the matters set forth in it, and no opinions are intended to be implied or may be inferred beyond those that are expressly stated above.

We consent to (1) the filing of this opinion with the Securities and Exchange Commission (“SEC”) as an exhibit to the registration statement on Form S-4 filed by the Issuer and the Guarantors with the SEC for the purpose of registering the Exchange Notes under the Securities Act, (2) the reference to our firm under the caption “Legal Matters” contained in the Prospectus included in that registration statement and (3) Ropes & Gray LLP’s relying upon this opinion in providing any opinion that they deliver in connection with the foregoing. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/S/ WARNER NORCROSS & JUDD LLP

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